Exhibit 99.7

152-158 St Georges Terrace
Perth 6000
Western Australia
T + 61 (8) 9327 2000
Press release
HIsmelt plant placed on 12-month care and maintenance program
26 March 2009
Rio Tinto and its joint venture partners today announced that the HIsmelt pig iron plant in Kwinana, Western Australia will be placed on a program of 12 months’ care and maintenance to April 2010, due to depressed global pig iron prices and poor market outlook.
During the care and maintenance period, a core team of full-time employees will be retained across a range of disciplines to maintain the plant and work on intellectual property projects associated with the HIsmelt technology.
Those employees not retained in the core team will be given the option of being considered for employment elsewhere in the Rio Tinto group.
Rio Tinto Iron Ore Chief Executive, Sam Walsh said, “This is a tough decision, but unfortunately one that relates directly to the current market conditions and the uncertainty of a market recovery in the near term.”
“We retain every confidence in the viability of the HIsmelt technology, which is proven and successful, and we remain hopeful for an upswing in the market to enable a restart in the future.”
The Kwinana HIsmelt plant uses a revolutionary direct smelting technology to smelt high phosphorous iron ore fines and non-coking coal to produce a premium grade iron product. It has operated in Western Australia since 2006.
The Kwinana HIsmelt plant is owned by Rio Tinto (60%), Nucor Corporation (25%), Mitsubishi Corporation (10%) and Shougang Corporation (5%).
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa
For further information, please contact:

Media Relations, Australia	Media Relations, London
Gervase Greene	Christina Mills
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Investor Relations, Australia	Investor Relations, London
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Simon Ellinor	David Ovington
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Jason Combes
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Website: www.riotintoironore.com